Independent Auditors' Consent

The Board of Directors
National Research Corporation:

We consent to incorporation by reference in the registration statements (File No. 333-52135 and 333-52143) on Form S-8 of National Research Corporation of our reports dated February 7, 2003, relating to the balance sheets of National Research Corporation as of December 31, 2002 and 2001, and the related statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002, and the related financial statement schedule, which reports appear in the December 31, 2002, Annual Report on Form 10-K of National Research Corporation.

As discussed in Note 1 to the financial statements, the Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002.


/s/ KPMG LLP

March 26, 2003
Omaha, Nebraska